Exhibit 99.1

Q&K International Group Limited to Hold Annual General Meeting on September 13, 2022

SHANGHAI, China, August 3, 2022 - Q&K International Group Limited (NASDAQ: QK) (“QK” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that it will hold its 2022 annual general meeting on September 13, 2022 at 7:30 a.m. (Beijing time) at 2nd Meeting Room, Intercontinental Hotel Resorts Nantong (508 South Yuelong Road, Nantong, China).

The annual general meeting will be devoted to the following purposes:

A.
To receive and consider the report of the directors of the Company for the fiscal year ended September 30, 2021 containing the complete audited financial statements and the report of the auditors of the Company for the fiscal year ended September 30, 2021;

B. SPECIAL RESOLUTIONS

1.
Subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands by way of issuing a certificate of incorporation on change of name, the name of the Company be changed from “Q&K INTERNATIONAL GROUP LIMITED” to “FLJ Group Limited” with effect from the date of the certificate of incorporation on change of name issued by the Registrar of Companies of the Cayman Islands (the “Name Change”), and that any one director or the company secretary of the Company be and are hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company; and
2.
Subject to the proposed name “FLJ Group Limited” being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the amended and restated memorandum and articles of association of the Company be amended by replacing all references to “Q&K INTERNATIONAL GROUP LIMITED” with “FLJ Group Limited” to reflect the Name Change, and that any one directors or the company secretary of the Company be and are hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the amendment to the amended and restated memorandum and articles of association of the Company and to attend to any necessary registration and/or filing for and on behalf of the Company.

Only shareholders of record at the close of business in the Cayman Islands on August 4, 2022 are entitled to receive notice of the Company’s annual general meeting and any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s annual report for the fiscal year ended September 30, 2021 containing the complete audited financial statements and the report of auditors for the fiscal year ended September 30, 2021, is available on the Investor Relations section of the Company’s website at https://ir.qk365.com.

About Q&K

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Q&K leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of Q&K’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Q&K to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities

Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to continue as a going concern in the future or achieve or maintain profitability; the Group’s ability to effectively respond to the challenges and uncertainties resulting from the COVID-19 pandemic and other outbreaks and catastrophes; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to resolve disputes with third parties; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Q&K
E-mail: ir@qk365.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rvanguestaine@ChristensenIR.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com